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SEC FILE NUMBER
8-17243

...ED REPORT
FORM X-17A-5
PART III

FEB 27 2002
340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sepulveda & Smith Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Century Park East Suite 1880
(No. and Street)

Los Angeles, California 90067
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cratty 1-310-201-9708
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Van Eyk
(Name — *if individual, state last, first, middle name*)

8902 Cliffside Drive Huntington Beach CA 92646
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KD 3/13

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Cratty swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sepulveda & Smith Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature
2-26-02

Notary Public



NANCY PAU
COMM. # 1251063
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. FEB. 19, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEPULVEDA & SMITH SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5 (d)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

PART I

RICHARD VAN EYK
CERTIFIED PUBLIC ACCOUNTANT
8902 CLIFFSIDE DRIVE
HUNTINGTON BEACH, CA 92646
714-721-0444

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Sepulveda & Smith Securities, Inc.

I have audited the accompanying statement of financial condition of Sepulveda & Smith Securities, Inc. as of December 31, 2001 and related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Sepulveda & Smith Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Richard Van Eyk, C.P.A.

Huntington Beach, California
February 14, 2002

Sepulveda & Smith Securities, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Current Assets		
Cash and Cash Equivalents	$	9,688
Accounts Receivable		12,097
Prepaid Bond Fee		689
Prepaid Registration Costs		8,018
Prepaid State Income Tax		60
Total Current Assets		30,552
Other Assets		
Firm Investment - NASD Warrants		3,300
Total Other Assets		3,300
Total Assets	$	33,852

Liabilities And Shareholder's Equity

Current Liabilities		
Accounts Payable	$	7,056
Accrued Liabilities		4,400
Total Current Liabilities		11,456
Shareholder's Equity		
Common Stock, $1 par value, 100,000 shares authorized, 25,000 shares issued & outstanding		25,000
Additional Paid-in Capital		522,852
Accumulated Deficit		(525,456)
Total Shareholder's Equity		22,396
Total Liabilities and Shareholder's Equity	$	33,852

The accompanying notes are an integral part of these financial statements
See the accompanying accountant's report

Sepulveda & Smith Securities, Inc.
Statement of Operations
For the year ended December 31, 2001

Revenue	$	54,609
Expenses		
Accounting Fees		9,550
Automobile		450
Bank Charges		10
Clearing House Charges		1,290
Commissions		16,041
Insurance		138
License and Permits		85
Miscellaneous		13
Moving Expense		837
NASD Fees		3,519
Office Expense		3,612
Outside Services		4,728
Payroll Service Fees		513
Payroll Taxes		3,080
Postage & Delivery		2,253
Professional Fees		11,163
Registration		640
Salary and Wages		29,739
Telephone		350
Training		375
Travel and Entertainment		432
Total Expenses		88,818
Ordinary Income		(34,209)
Income Taxes		1,340
Net Income	$	(35,549)
Basic and Diluted Loss per Share	$	(1.42)
Weighted Average Number of Common Shares Outstanding		25,000

The accompanying notes are an integral part of these financial statements
See the accompanying accountant's report

Sepulveda & Smith Securities, Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2001	$ 25,000	$ 488,852	(469,907)	$ 43,945
Capital Contributed		34,000		34,000
Dividend			(20,000)	(20,000)
Net Loss			(35,549)	(35,549)
Balance at December 31, 2001	$ 25,000	$ 522,852	(525,456)	$ 22,396

The accompanying notes are an integral part of these financial statements
See the accompanying accountant's report

Sepulveda & Smith Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities		
Net loss	$	(35,549)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in prepaid expenses		(8,767)
Decrease in advances		729
Increase in accounts receivable		(9,510)
Decrease in accounts payable		(11,091)
Decrease in accrued expenses		(9,899)
Net cash used in operating activities		(74,087)
Cash flows from investing activities		
Dividend		(20,000)
Contributed capital		34,000
Net cash provided by investing activities		14,000
Net change in cash		(60,087)
Cash at the beginning of the period		69,775
Cash at the end of the period	$	9,688

The accompanying notes are an integral part of these financial statements
See the accompanying accountant's report

SEPULVEDA & SMITH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 – GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sepulveda & Smith Securities (the Company), a Texas corporation, was previously a wholly-owned subsidiary of SmithCo Partners, Inc,. a California corporation. In August 1999, Virtual IPO, Inc. purchased SmithCo. The Company was inactive from then until May 2000. In September 2000, SmithCo was merged into Virtual IPO, which became the direct 100% owner of the Company. The Company moved its operations to New York City in September 2000 and returned to Los Angeles in January 2001.

SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company did not join with the Parent in filing a consolidated federal income tax return.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. See page 7.

NOTE 3 – RELATED PARTY TRANSACTIONS

In October 2000 the Company reached an agreement with Virtual IPO, Inc, to offer shares of a private placement of Virtual IPO, Inc. at a price of $2.50 per share including a 15% commission payable to the Company. The private placement agreement commenced in November 2000, was amended in November 2001, and will expire in October 2002 unless renewed. During the fiscal year the Company earned commissions from Virtual IPO totaling $49,215, of which $9,097 is reflected in accounts receivable at December 31, 2001.

RICHARD VAN EYK
CERTIFIED PUBLIC ACCOUNTANT
8902 CLIFFSIDE DRIVE
HUNTINGTON BEACH, CA 92646
714-721-0444

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Sepulveda & Smith Securities, Inc.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Richard Van Eyk, C.P.A.

Huntington Beach, California
February 14, 2002

Sepulveda & Smith Securities, Inc.
Schedule of Expenses
For the year ended December 31, 2001

Expenses		
Accounting Fees	$	9,550
Automobile		450
Bank Charges		10
Clearing House Charges		1,290
Commissions		16,041
Insurance		138
License and Permits		85
Miscellaneous		13
Moving Expense		837
NASD Fees		3,519
Office Expense		3,612
Outside Services		4,728
Payroll Service Fees		513
Payroll Taxes		3,080
Postage & Delivery		2,253
Professional Fees		11,163
Registration		640
Salary and Wages		29,739
Telephone		350
Training		375
Travel and Entertainment		432
Total Expenses	$	88,818

The accompanying notes are an integral part of these financial statements
See the accompanying accountant's report

Sepulveda & Smith Securities, Inc.
Schedule 1 - Statement of Net Capital Requirements
December 31, 2001

Stockholder's Equity			$	22,352
Less:Nonallowable Assets				
NASD Warrants	$	3,300		
Prepaid Assets		8,767		
				12,067
Net Capital				10,285
Minimun Net Capital at 120%				6,000
Excess Net Capital			$	4,285
Liabilities			$	11,456
Ratio of Aggregate Indebtedness to Net Capital				1.11

There were the following differences between the above computation and that reported by the Company on its FOCUS IIA filings on December 31, 2001

Unaudited	7,647
Less:	
Unrecorded Liabilities	(10,212)
Plus:	
Unrecorded Receivables	12,097
Change in cash	684
Advances	69
Audited	10,285

The accompanying notes are an integral part of these financial statements
See the accompanying accountant's report

SEPULVEDA & SMITH SECURITIES, INC.

SUPPLEMENTARY ACCOUNTANT'S REPORT

ON INTERNAL ACCOUNTING CONTROL

REPORT PURSUANT TO 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2001

RICHARD VAN EYK
CERTIFIED PUBLIC ACCOUNTANT
8902 CLIFFSIDE DRIVE
HUNTINGTON BEACH, CA 92646
714-721-0444

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Michael Cratty, President
Sepulveda & Smith Securities, Inc.

In planning and performing my audit of the financial statements of Sepulveda & Smith Securities, Inc. for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by Sepulveda & Smith Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, courts, verifications, and comparisons, and the recordation of differences required by Rule17a-13, or (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies, which rely on Rule17a-5 (g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Richard Van Eyk, C.P.A.

Huntington Beach, California
February 14, 2002